FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, July 28, 2016

SECOND QUARTER FINANCIAL RESULTS

(Note:
All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $238.7 million in the second quarter of 2016 ($9.58 net earnings per diluted share after payment of preferred share dividends) compared to a net loss of $185.7 million in the second quarter of 2015 ($8.87 net loss per diluted share after payment of preferred share dividends), reflecting a net gain on investments, partially offset by a provision for (rather than a recovery of) income taxes, a lower share of profit of associates and a lower underwriting profit primarily as a result of catastrophe losses. Book value per basic share at June 30, 2016 was $406.07 compared to $403.01 at December 31, 2015 (an increase of 3.2% adjusted for the $10 per common share dividend paid in the first quarter of 2016).

"Our insurance companies continued to have excellent underwriting performance in the second quarter and the first half of 2016 in spite of the Fort McMurray losses, with a consolidated combined ratio of 95.7% and 94.5% respectively. All of our major insurance companies again had combined ratios less than 100%, with Fairfax Asia at 83.3%, Zenith National at 83.9% and OdysseyRe at 94.4%. Net gains on investments of $229 million included $640 million of bond gains, partially offset by the impact of stock price fluctuations. Our operating income was strong at $209 million," said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. "We are maintaining our defensive equity hedges and deflation protection as we remain concerned about the financial markets and the economic outlook in this global deflationary environment. We continue to be soundly financed, with quarter-end cash and marketable securities in the holding company over $1.5 billion."

The table below shows the sources of the company's net earnings, set out in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Second quarter		First six months
	2016	2015	2016	2015
Gross premiums written	2,620.2	2,052.6	4,964.2	4,116.8
Net premiums written	2,138.2	1,754.3	4,168.5	3,586.4

Underwriting profit	82.3	136.1	204.0	262.9
Interest and dividends - insurance and reinsurance	127.0	188.4	252.0	297.7
Operating income	209.3	324.5	456.0	560.6
Run-off (excluding net gains (losses) on investments)	(1.1)	25.4	(16.1)	12.3
Non-insurance operations	41.9	38.6	54.2	57.3
Corporate overhead, interest expense and other	(75.3)	(100.2)	(155.6)	(187.5)
Net gains (losses) on investments	229.2	(661.2)	69.6	(484.7)
Pre-tax income (loss)	404.0	(372.9)	408.1	(42.0)
Income taxes and non-controlling interests	(165.3)	187.2	(220.4)	81.5
Net earnings (loss) attributable to shareholders of Fairfax	238.7	(185.7)	187.7	39.5

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Highlights in the second quarter of 2016 (with comparisons to the second quarter of 2015 except as otherwise noted) included the following:

•
The combined ratio of the insurance and reinsurance operations was 95.7% on a consolidated basis, producing an underwriting profit of $82.3 million, compared to a combined ratio and underwriting profit of 91.9% and $136.1 million respectively in 2015. The combined ratio included 3.2 combined ratio points related to the Fort McMurray wildfires (a loss of $62.6 million net of reinstatement premiums), which principally affected the underwriting results of Brit, Northbridge and OdysseyRe.

•
Net premiums written by the insurance and reinsurance operations increased by 17.7% to $2,067.5 million, primarily reflecting the consolidation of Brit for the full second quarter of 2016 (net premiums written increased by 6.8% excluding Brit).

•
The insurance and reinsurance operations produced operating income (excluding net gains or losses on investments) of $209.3 million, compared to $324.5 million in 2015, primarily as a result of higher current period catastrophe losses and a lower share of profit of associates, partially offset by increased net favourable prior year reserve development. Share of profit of associates of $15.2 million decreased from $116.9 million in 2015, primarily as the result of the realization in 2015 of a $78.0 million gain on a sale of properties by certain Kennedy Wilson entities in which the company is a limited partner.

•
Interest and dividend income of $161.2 million increased from $147.1 million in 2015, principally due to increased holdings of higher-yielding government bonds and the impact of consolidating Brit's portfolio investments. As at June 30, 2016, subsidiary cash and short term investments accounted for 19.0% of the company's portfolio investments. Interest income as reported is unadjusted for the positive tax effect of the company's significant holdings of tax-advantaged debt securities (holdings of $3,828.0 million at June 30, 2016 and $5,017.7 million at June 30, 2015).

•	Net investment gains of $229.2 million in 2016 (net investment losses of $661.2 million in 2015) consisted of the following:

	Second quarter of 2016
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	23.9	(232.2)	(208.3)
Equity hedges	(41.8)	(163.1)	(204.9)
Equity and equity-related investments after equity hedges	(17.9)	(395.3)	(413.2)
Bonds	303.0	336.9	639.9
CPI-linked derivatives	—	(2.1)	(2.1)
Other (principally foreign currency)	(11.5)	16.1	4.6
	273.6	(44.4)	229.2

	First six months of 2016
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	(41.8)	(502.1)	(543.9)
Equity hedges	(10.0)	(303.3)	(313.3)
Equity and equity-related investments after equity hedges	(51.8)	(805.4)	(857.2)
Bonds	314.2	758.4	1,072.6
CPI-linked derivatives	—	(56.7)	(56.7)
Other (principally foreign currency)	(123.2)	34.1	(89.1)
	139.2	(69.6)	69.6

•
As previously announced, on December 22, 2015 the company agreed to acquire an 80% interest in Eurolife ERB Insurance Group Holdings S.A. ("Eurolife"), the third largest insurer in Greece, subject to governmental and regulatory approvals and customary closing conditions. Closing is now expected to occur in the third quarter of 2016.

•
On June 27, 2016 the company, through its wholly-owned subsidiary Fairfax Asia Limited, agreed to acquire an 80% interest in PT Asuransi Multi Artha Guna Tbk, an Indonesian insurer. The transaction is subject to customary closing conditions, including various regulatory approvals, and is expected to close by the end of the fourth quarter of 2016.

•
On July 6, 2016 the company agreed to acquire a 100% interest in Zurich Insurance Company South Africa Limited, a South Africa and Botswana insurer. The transaction is subject to customary closing conditions, including various regulatory approvals, and is expected to close by the end of the fourth quarter of 2016.

•
The company held $1,523.1 million of cash, short term investments and marketable securities at the holding company level ($1,478.2 million net of short sale and derivative obligations) at June 30, 2016, compared to $1,276.5 million ($1,275.9 million net of short sale and derivative obligations) at December 31, 2015.

•	The company's total debt to total capital ratio increased from 21.8% at December 31, 2015 to 23.2% at June 30, 2016.

•
At June 30, 2016 the company owned $112.4 billion notional amount of CPI-linked derivative contracts with an original cost of $668.2 million, a market value of $227.3 million, and a remaining weighted average life of 6.1 years. The majority of the contracts are based on the underlying United States CPI index (52.8%) or the European Union CPI index (40.2%).

		($ in millions)
Underlying CPI Index	Floor Rate(1)	Average Life (in years)	Notional Amount	Cost	Cost(2) (in bps)	Market Value	Market Value(2) (in bps)	Unrealized Gain (Loss)
United States	0.0%	6.2	$46,725.0	$287.2	61.5	$80.5	17.2	$(206.7)
United States	0.5%	8.3	12,600.0	39.7	31.5	82.6	65.6	42.9
European Union	0.0%	5.4	45,187.9	297.4	65.8	56.3	12.5	(241.1)
United Kingdom	0.0%	6.4	4,411.4	23.2	52.6	1.8	4.1	(21.4)
France	0.0%	6.6	3,499.5	20.7	59.2	6.1	17.4	(14.6)
		6.1	$112,423.8	$668.2		$227.3		$(440.9)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)	Expressed as a percentage of the notional amount.

•	At June 30, 2016 common shareholders' equity was $9,419.1 million, or $406.07 per basic share, compared to $8,952.5 million, or $403.01 per basic share, at December 31, 2015.
Fairfax holds significant investments in equity and equity-related securities. In response to the significant appreciation in equity market valuations and uncertainty in the economy, the company has hedged its equity investment exposure. At June 30, 2016 equity hedges represented 115.3% of the company's equity and equity-related holdings. The increase in the equity hedge ratio from 88.1% at December 31, 2015 primarily reflected additional short positions in equity and equity index total return swaps and unrealized depreciation of equity and equity-related holdings. The market value and the liquidity of these hedges are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.
There were 23.2 million and 22.3 million weighted average shares outstanding during the second quarters of 2016 and 2015 respectively. At June 30, 2016 there were 23,195,480 common shares effectively outstanding.

Unaudited consolidated balance sheet, earnings and comprehensive income information, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax's detailed second quarter report can be accessed at its website www.fairfax.ca.
As previously announced, Fairfax will hold a conference call to discuss its second quarter 2016 results at 8:30 a.m. Eastern time on Friday, July 29, 2016. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, August 12, 2016. The replay may be accessed at 1 (800) 879-1871 (Canada or U.S.) or 1 (402) 220-4708 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.
For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at June 30, 2016 and December 31, 2015
(unaudited - US$ millions)

	June 30, 2016	December 31, 2015
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $136.0; December 31, 2015 – $62.8)	1,523.1	1,276.5
Insurance contract receivables	3,270.0	2,546.5

Portfolio investments
Subsidiary cash and short term investments	5,182.9	6,641.6
Bonds (cost $13,628.4; December 31, 2015 – $11,258.9)	15,323.8	12,286.6
Preferred stocks (cost $276.9; December 31, 2015 – $220.5)	146.4	116.6
Common stocks (cost $4,922.8; December 31, 2015 – $6,004.2)	3,912.6	5,358.3
Investments in associates (fair value $2,551.5; December 31, 2015 – $2,185.9)	2,156.1	1,730.2
Derivatives and other invested assets (cost $578.5; December 31, 2015 – $628.5)	367.0	500.7
Assets pledged for short sale and derivative obligations (cost $303.7; December 31, 2015 – $322.9)	340.9	351.1
Fairfax India cash and portfolio investments (cost $843.7; December 31, 2015 – $848.7)	850.6	847.4
	28,280.3	27,832.5

Deferred premium acquisition costs	663.5	532.7
Recoverable from reinsurers (including recoverables on paid losses – $338.0; December 31, 2015 – $286.3)	4,205.3	3,890.9
Deferred income taxes	472.5	463.9
Goodwill and intangible assets	3,302.0	3,214.9
Other assets	1,953.0	1,771.1
Total assets	43,669.7	41,529.0

Liabilities
Accounts payable and accrued liabilities	2,756.6	2,555.9
Income taxes payable	25.2	85.8
Short sale and derivative obligations (including at the holding company – $44.9; December 31, 2015 – $0.6)	289.3	92.9
Funds withheld payable to reinsurers	423.7	322.8
Insurance contract liabilities	23,821.9	23,101.2
Long term debt – holding company and insurance and reinsurance companies	3,446.5	3,067.5
Long term debt – non-insurance companies	347.3	284.0
Total liabilities	31,110.5	29,510.1

Equity
Common shareholders’ equity	9,419.1	8,952.5
Preferred stock	1,335.3	1,334.9
Shareholders’ equity attributable to shareholders of Fairfax	10,754.4	10,287.4
Non-controlling interests	1,804.8	1,731.5
Total equity	12,559.2	12,018.9
	43,669.7	41,529.0

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2016 and 2015
(unaudited - US$ millions except per share amounts)

	Second quarter		First six months
	2016	2015	2016	2015
Revenue
Gross premiums written	2,620.2	2,052.6	4,964.2	4,116.8
Net premiums written	2,138.2	1,754.3	4,168.5	3,586.4

Gross premiums earned	2,371.4	1,982.3	4,446.0	3,836.0
Premiums ceded to reinsurers	(369.7)	(306.3)	(667.9)	(547.9)
Net premiums earned	2,001.7	1,676.0	3,778.1	3,288.1
Interest and dividends	161.2	147.1	314.0	261.3
Share of profit of associates	15.2	116.9	25.1	147.7
Net gains (losses) on investments	229.2	(661.2)	69.6	(484.7)
Other revenue	499.7	490.2	906.7	944.5
	2,907.0	1,769.0	5,093.5	4,156.9
Expenses
Losses on claims, gross	1,605.9	1,153.8	2,830.5	2,314.1
Losses on claims ceded to reinsurers	(338.0)	(165.0)	(543.8)	(326.5)
Losses on claims, net	1,267.9	988.8	2,286.7	1,987.6
Operating expenses	379.1	346.8	767.5	667.8
Commissions, net	331.3	283.7	649.3	526.9
Interest expense	59.7	56.8	114.9	108.3
Other expenses	465.0	465.8	867.0	908.3
	2,503.0	2,141.9	4,685.4	4,198.9
Earnings (loss) before income taxes	404.0	(372.9)	408.1	(42.0)
Provision for (recovery of) income taxes	110.5	(194.3)	131.3	(99.5)
Net earnings (loss)	293.5	(178.6)	276.8	57.5

Attributable to:
Shareholders of Fairfax	238.7	(185.7)	187.7	39.5
Non-controlling interests	54.8	7.1	89.1	18.0
	293.5	(178.6)	276.8	57.5

Net earnings (loss) per share	$9.81	$(8.87)	$7.24	$0.73
Net earnings (loss) per diluted share	$9.58	$(8.87)	$7.07	$0.71
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	23,191	22,265	22,861	21,889

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2016 and 2015
(unaudited - US$ millions)

	Second quarter		First six months
	2016	2015	2016	2015

Net earnings (loss)	293.5	(178.6)	276.8	57.5

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	(76.9)	27.2	99.2	(161.8)
Gains (losses) on hedge of net investment in Canadian subsidiaries	4.8	(17.4)	(76.4)	95.1
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	(9.9)	15.2	(5.9)	(20.4)
	(82.0)	25.0	16.9	(87.1)
Items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates	3.1	3.2	4.6	1.0
Net losses on defined benefit plans	—	(3.9)	—	(3.9)
	3.1	(0.7)	4.6	(2.9)

Other comprehensive income (loss), net of income taxes	(78.9)	24.3	21.5	(90.0)
Comprehensive income (loss)	214.6	(154.3)	298.3	(32.5)

Attributable to:
Shareholders of Fairfax	179.3	(150.2)	200.7	(32.3)
Non-controlling interests	35.3	(4.1)	97.6	(0.2)
	214.6	(154.3)	298.3	(32.5)

SEGMENTED INFORMATION
(unaudited - US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations (excluding Runoff) in the second quarters and first six months ended June 30, 2016 and 2015 were:

Net Premiums Written

	Second quarter		First six months
	2016	2015	2016	2015
Northbridge	282.2	277.4	463.2	458.7
OdysseyRe	631.1	554.0	1,114.6	1,117.4
Crum & Forster	449.6	411.5	890.4	789.5
Zenith National	163.4	164.4	491.0	474.2
Brit(1)	352.3	151.2	757.6	151.2
Fairfax Asia	86.8	80.2	151.8	156.1
Insurance and Reinsurance - Other	102.1	118.1	229.0	292.8
Insurance and reinsurance operations	2,067.5	1,756.8	4,097.6	3,439.9

Net Premiums Earned

	Second quarter		First six months
	2016	2015	2016	2015
Northbridge	226.9	225.0	436.1	437.8
OdysseyRe	534.4	592.3	995.8	1,130.4
Crum & Forster	434.1	365.9	856.4	701.4
Zenith National	197.1	186.7	384.4	365.6
Brit(1)	348.9	125.7	691.5	125.7
Fairfax Asia	78.7	78.8	129.1	147.1
Insurance and Reinsurance - Other	110.9	104.1	213.9	233.6
Insurance and reinsurance operations	1,931.0	1,678.5	3,707.2	3,141.6

Combined ratios of the insurance and reinsurance operations (excluding Runoff) in the second quarters and first six months ended June 30, 2016 and 2015 were:

	Second quarter			First six months
	2016	2015		2016	2015
Northbridge	100.0%	(2)	94.5%	99.3%	95.7%
OdysseyRe	94.4%		88.1%	92.5%	88.6%
Crum & Forster	98.6%		97.2%	98.1%	97.9%
Zenith National	83.9%		88.4%	83.6%	83.1%
Brit(1)	99.9%		95.9%	98.0%	95.9%
Fairfax Asia	83.3%		89.6%	80.7%	90.2%
Insurance and Reinsurance - Other	99.0%		92.3%	96.0%	91.7%
Insurance and reinsurance operations	95.7%		91.9%	94.5%	91.6%

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

(2)	Actually 99.99%.